
02005200

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

1-31-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-008096~~

8-24216

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Popular Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Popular Center 209 Munoz Rivera Avenue
(No. and Street)

Hato Rey (City) P.R. (State) 00918-1075 (Zip Code)

RECD S.E.C.
JAN 28 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth W. McGrath (787) 766-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

PO Box 71220 (Address) San Juan (City) P.R. (State) 00936 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth W. McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Affidavit No. 3,303

Kenneth W. McGrath
Signature

President
Title

Notary Public

PAULETTE LAVERGNE CUYAR
PUERTO RICO
ABOGADA-NOTARIO

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



POPULAR SECURITIES, INC.

(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
November 30, 2001



PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Accountants

To the Board of Directors of
Popular Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 28, 2001

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1767051 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR SECURITIES, INC.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
November 30, 2001

(In thousands, except par value and share data)

Assets	
Cash	$ 1,617
Funds held in segregation	525
Securities purchased under agreements to resell	834,165
Securities owned, at market value:	
Pledged securities with creditors' right to repledge	222,820
Other trading securities	21,770
Receivables from brokers, dealers and customers	6,485
Accrued interest income	4,815
Deferred tax asset	1,012
Other assets	1,995
Total assets	$ 1,095,204
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 1,025,885
Subordinated borrowings	8,000
Short-term promissory notes	8,353
Payables to brokers, dealers and customers	2,890
Accrued interest expense	5,530
Income tax payable	1,421
Accrued employee compensation and benefits	3,312
Deferred compensation	1,842
Excess of cost over fair value of assets acquired, net	51
Other liabilities	2,323
Total liabilities	1,059,607
Commitments (Note 11)	
Stockholder's equity:	
Capital stock, $25 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	25
Treasury stock, at cost	(235)
Additional paid-in capital	15,713
Retained earnings	20,094
Total stockholder's equity	35,597
Total liabilities and stockholder's equity	$ 1,095,204

The accompanying notes are an integral part of this financial statement.

POPULAR SECURITIES, INC.
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statement
November 30, 2001
(all amounts in thousands)

1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage and financial advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates principally in the Commonwealth of Puerto Rico and is wholly-owned by Popular, Inc.

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition

Securities owned transactions are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

Securities Owned

Securities owned are valued at market or estimated fair value, if market value is not readily determinable.

Securities Sold/Purchased under Agreements to Repurchase/Resell

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements.

(all amounts in thousands)

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements. The securities pledged as collateral under such agreements are included in the financial statements.

Receivables and Payables to Brokers, Dealers and Customers

Accounts receivable and payable to brokers, dealers and customers include principally amounts due on transactions. As of November 30, 2001, the receivable amount also included $2,192 of fails to deliver and $473 for trade date adjustment while the payable amount consisted of $2,890 of fails to receive.

Furniture and Equipment

Furniture and equipment, included in other assets, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years).

Income Taxes

A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, deferred revenues, net unrealized gains and losses on securities owned and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

Recently Issued Accounting Pronouncements

Derivative Instruments and Hedging Activities - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Later in June 2001, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," amending certain provisions for SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company adopted the provisions of these statements on December 1, 2000. The adoption did not have a material effect in the financial statements because the Company carries all derivative instruments on the statement of financial condition at fair value.

(all amounts in thousands)

Transfer and Servicing of Financial Assets and Liabilities - The FASB recently issued SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Liabilities – A Replacement of SFAS 125." This statement revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of SFAS No. 125 without reconsideration. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted this statement during 2001. Required disclosures for collateral are incorporated in these financial statements.

During 2001, the FASB issued the following standards:

SFAS No. 141 "Business Combinations" - This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This statement requires all business combinations to be accounted for using the purchase method of accounting. The provisions of SFAS No.141 apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

SFAS No.142 "Goodwill and Other Intangible Assets" - This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No.17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity's fiscal year to all goodwill and other intangible assets recognized in its financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No.142.

SFAS No. 143 "Accounting for Asset Retirement Obligations" - This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - The scope of this statement is to develop a single accounting model for long-lived assets that are to be disposed of by sale, whether previously held and used or newly acquired. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001.

Management understands that the adoption of these statements will not have a material effect on the financial statements of the Company.

(all amounts in thousands)

2. Securities Owned

Securities owned, at market value, as of November 30, 2001 were as follows:

Money market instruments	$ 226,783
United States Government and its Agencies	9,160
State and municipal governments	1,195
Corporate and other securities	7,452
	$ 244,590

At November 30, 2001, substantially all securities owned by the Company were pledged as collateral for repurchase agreements.

3. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of November 30, 2001 were as follows:

Repledged	$ 846,599
Not repledged	24,094
	$ 870,693

The repledged securities were used as underlying securities for repurchase agreements.

4. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of November 30, 2001.

Securities sold under agreements to repurchase	$ 1,025,885
Maximum aggregate balance outstanding at any month-end	$ 1,129,512
Average monthly aggregate balance outstanding	$ 1,028,062
Weighted average interest rate:	
At November 30,	3.44%
For the year	4.86%

(all amounts in thousands)

5. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on February 1, 2006. Under the agreement, the Company may borrow up to $25,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for 90-day LIBOR plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. At November 30, 2001, the Company has borrowings outstanding under this agreement amounting to $8,000.

The movement of subordinated borrowings for the year ended November 30, 2001 was as follows:

Balance at December 1, 2000	$	5,000
Issuance of new debt		13,000
Repayment of debt		(10,000)
Balance at November 30, 2001	$	8,000

The Company paid its parent a total of $583 in interest related to borrowings under this agreement during the year ended November 30, 2001.

6. Short-Term Promissory Notes

Short-term promissory notes (STPN) are general obligations of the Company payable on a parity with all its other general obligations. The Company has authorized the offering and sale of up to $500,000 aggregate principal amount of the STPN, subject to increase from time to time as may be authorized by the Company. The amount of STPN actually sold will depend on the needs of the Company and prevailing market condition. The STPN are guaranteed by Popular, Inc.

7. Deferred Compensation

The Company sponsors two different non-qualified deferred compensation plans (the "Plans") for a selected group of employees of its institutional division ("Plan A") and retail division ("Plan B") to defer their incentive performance bonus. Participation in the Plans is required and automatic if certain criteria are met.

Plan A

Under the deferred compensation plan for the institutional division employees, participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed.

On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under Plan A, if so elected by the participant. The Trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency until paid to Plan A participants at such times as specified above.

(all amounts in thousands)

The principal balance held by the Trust and any realized and unrealized appreciation are exclusively for the benefit of Plan A's participants.

As of November 30, 2001, the Trust had 9,242 shares of common stock of Popular, Inc. These shares are carried as treasury stock in the Statement of Financial Condition, at cost.

Plan B

Under the deferred compensation plan for the retail division employees, the participants' incentive performance bonus must be deferred completely. The principal and interest thereon have a vesting period as determined by the board of directors of the Company for each year. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by Plan B.

8. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliate company.

9. Income Taxes

Temporary differences and carryforwards which give rise to the deferred tax asset at November 30, 2001, are as follows:

Deferred compensation	$	807
Unrealized losses on securities owned		179
Deferred revenue and other reserves		45
Other		(19)
Deferred tax asset	$	1,012

10. Financial Instruments

In the normal course of business, the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk. These financial instruments include, from time to time, forward, futures and option contracts. Financial instruments with off-balance-sheet risk are valued at fair value.

In August 2000, the Company entered into two interest rate cap option agreements based on a notional amount of $25,000 each. Under the agreements, which are structured with the same terms, the Company participates as a buyer in one of the agreements and as a seller in the other agreement. The agreements provide for quarterly settlements. At November 30, 2001, the fair value of these instruments approximates to $0 each.

(all amounts in thousands)

The terms of the interest rate cap agreements are as follows:

Notional Amount	Cap Rate	Current 3 Months USD - LIBOR	Maturity
$25,000	7%	2.03%	August 18, 2002
$25,000	7%	2.03%	August 18, 2002

During the year ended November 30, 2001 the Company entered into two option agreements. The terms of these options are as follows:

Notional Amount	Premium Received	Maturity
$7,500	$19	January 8, 2002
$4,175	$10	January 8, 2002

At November 30, 2001, the fair value of these instruments approximates to $0 each.

The Company has commitments and risks associated with clients and customers resulting from financing transactions including repurchase agreements and off-balance-sheet financial instruments. Although the Company has a diversified client base, a significant concentration of financing and off-balance-sheet financial instrument business is conducted with counterparties in the financial services industry, including broker-dealers, commercial banks and diversified financial service corporations within Puerto Rico.

The Company uses the same credit policies in making commitments involving financial instruments with off-balance-sheet risk as it does for on-balance-sheet instruments. The Company controls the credit risk of off-balance sheet contracts through credit approvals, limits and monitoring procedures, and requests collateral when deemed appropriate.

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

(all amounts in thousands)

11. Commitments

At November 30, 2001, the Company was obligated under a number of noncancelable leases for buildings occupancy which required rental payments as follows:

Year	Minimum Payments
2002	$ 520
2003	332
2004	262
2005	240
	$ 1,354

12. Clearance Agreements

The Company has clearing and custody agreements with Credit Suisse First Boston Corporation ("CSFB"), for its institutional operation, and Fiserv Securities, Inc. ("FSI"), for its retail brokerage operation. CSFB and FSI are members of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreements, CSFB and FSI clear and execute the brokerage transactions of the Company's customers on a fully disclosed basis. The agreements state that the Company will assume the customer obligations if a customer introduced by the Company defaults.

13. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Statement of Financial Condition at November 30, 2001, includes $102,133 in resale agreements with affiliates. Also, included in securities owned is an investment of $920 in an affiliate, carried at market value. Income on this investment amounted to $6 for the year ended November 30, 2001.

The Company rents office space and receives certain management services (e.g., payroll, etc.) from an affiliate.

14. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At November 30, 2001, the Company's net capital of $9,685 was $9,412 in excess of required net capital of $273. The Company's ratio of debt to debt equity was 18%, which is below the maximum requirement specified by the Rule.

* * *